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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------
                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -----------

                               LANTE CORPORATION
                      (Name of Subject Company (Issuer))

                                  -----------

                               LANTE CORPORATION
                       (Name of Filing Person (Offeror))

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 Options Under Lante Corporation's Amended and Restated 1998 Stock Option Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                        Held by Certain Option Holders
                        (Title of Class of Securities)

                                  -----------

                                  516540 10 1
               (CUSIP Number of Underlying Class of Securities)

                                  -----------

                                                      copies to:
           Thaddeus J. Malik                     Jeffrey R. Patt, Esq.
   Vice President and General Counsel             Adam R. Klein, Esq.
           Lante Corporation                      Katten Muchin Zavis
   161 North Clark Street, Suite 490      525 West Monroe Street, Suite 1600
        Chicago, Illinois 60601                 Chicago, Illinois 60661
             (312) 696-5000                         (312) 902-5200

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
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         Transaction Valuation*                   Amount of Filing Fee
--------------------------------------  ----------------------------------------
             $23,799,775.00                             $4,760.00
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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,136,425 shares of common stock of Lante Corporation having a weighted average exercise price of $11.14 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount previously paid:              Not applicable.
             Form or Registration No.:            Not applicable.
             Filing party:                        Not applicable.
             Date filed:                          Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.01 per share held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated December 21, 2000 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 10 FINANCIAL STATEMENTS

     Not applicable.

ITEM 12  EXHIBITS

(a)(1)(A)        Offer to Exchange dated December 21, 2000.
(a)(1)(B)        Form of Letter of Transmittal.
(a)(1)(C)        Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(b)              Not applicable.
(d)(1)           Lante Corporation Amended and Restated 1998 Stock Option Plan.
(d)(2) Form of Option Agreement pursuant to the Lante Corporation Amended and Restated 1998 Stock Option Plan.
(g)              Not applicable.
(h)              Not applicable.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             Lante Corporation


                                             /s/  Brian Henry
                                             ----------------------------------
                                             Brian Henry
                                             Executive Vice President and Chief
                                             Financial Officer


Date:  December 21, 2000
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                               INDEX TO EXHIBITS

 Exhibit
 Number                                                 Description
------------    -----------------------------------------------------------------------------------------
(a)(1)(A)         Offer to Exchange dated December 21, 2000.
(a)(1)(B)         Form of Letter of Transmittal.
(a)(1)(C)         Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)         Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(d)(1)            Lante Corporation Amended and Restated 1998 Stock Option Plan.
(d)(2)            Form of Option Agreement pursuant to the Lante Corporation Amended and Restated 1998
                  Stock Option Plan.